Filed by GTY Technology Holdings Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTY Technology Holdings Inc. (File No. 001-37931)

Commission File No. for the Related Registration Statement: 333-229189

The press release set forth below was filed by GTY Technology Holdings Inc. (the “Company”) on January 22, 2019 as Exhibit 99.1 to a Current Report on Form 8-K in connection with the proposed business combination between the Company and each of Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC.

GTY Technology Holdings Announces Date For Special Meetings To Approve Proposed Business Combination And Proposed Warrant Agreement Amendment

Special meetings to be held on February 7, 2019

LAS VEGAS, Jan. 22, 2019 /PRNewswire/ -- GTY Technology Holdings Inc. ("GTY" or the "Company") (Nasdaq: GTYHU, GTYH, GTYHW) today announced that on February 7, 2019 the Company will hold an extraordinary general meeting of its shareholders (the "shareholder meeting") to, among other things, approve the proposed business combination (the "Business Combination") between the Company and each of Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the "Targets") and an extraordinary general meeting of its warrant holders (the "warrant holder meeting" and together with the shareholder meeting, the "Special Meetings") to, among other things, approve an amendment to the Company's warrant agreement (the "Warrant Agreement") pursuant to which (i) holders of public warrants can elect to have their warrants survive the Business Combination or be exchanged at the closing for $2.00 per warrant in cash, subject to the limitations, including the availability of sufficient cash at the closing, and proration as described in GTY's definitive proxy statement relating to the Business Combination (the "proxy statement/prospectus") and (ii) GTY's private placement warrants will be exchanged at the closing for $0.75 per warrant in cash, subject to the limitations described in the proxy statement/prospectus, including the availability of sufficient cash at the closing. The closing of the Business Combination is subject to approval by GTY's shareholders and the satisfaction of other customary closing conditions and is expected to occur as soon as practicable after the Special Meetings. The amendment of the Warrant Agreement is subject to approval by GTY's warrant holders.

In addition, the Company announced that the deadline for shareholders to exercise their redemption rights in connection with the shareholder meeting is 5:00 p.m., Eastern time, on February 5, 2019. Any request for redemption, once made by a shareholder, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination at the shareholder meeting and thereafter, with the Company's consent, until the closing of the Business Combination.

Company Contacts:
Carter Glatt
Senior Vice President, Corporate Development, GTY
carter@gtytechnology.com
(702) 945-2898

Media Contacts:
Jeffrey Taufield
Vice Chairman, Kekst
jeffrey.taufield@kekst.com
212-521-4815

About GTY Technology Holdings Inc.

GTY Technology Holdings Inc. is a special purpose acquisition company formed for the purpose of entering into a merger, stock purchase, or similar business combination with one or more businesses. GTY Technology Holdings Inc. completed its initial public offering in November 2016. For more information, please visit www.gtytechnology.com.

Important Information about the Business Combination and Where to Find It

In connection with the Business Combination, GTY Govtech, Inc. ("New GTY") has filed a Registration Statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"), which includes a preliminary proxy statement/prospectus, relating to the Special Meetings.  After the Registration Statement becomes effective, GTY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders and warrant holders in connection with the Special Meetings. The Company's shareholders, warrant holders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination and the proposed amendment to the Warrant Agreement, as these materials will contain important information about the Targets, the Company, the Business Combination and the proposed amendment to the Warrant Agreement.  The definitive proxy statement/prospectus and other relevant materials for the Business Combination and the proposed amendment to the Warrant Agreement will be mailed to shareholders and warrant holders of the Company as of January 22, 2019, the record date for the Special Meetings. Shareholders and warrant holders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.

Participants in the Solicitation

GTY and its directors and executive officers may be deemed participants in the solicitation of proxies from GTY's shareholders and warrant holders with respect to the Special Meetings. A list of the names of those directors and executive officers and a description of their interests in GTY is contained in the Registration Statement which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants are contained in the Registration Statement.

The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders and warrant holders of GTY in connection with the Special Meetings. A list of the names of such directors and executive officers and information regarding their interests in the Special Meetings are included in the Registration Statement.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's and each Target's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company's and the Targets' expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of either the Company's or the Targets' control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the transaction documents or could otherwise cause the Business Combination to fail to close; (2) the outcome of the New York and California lawsuits among the Company, OpenGov, Inc. and the other parties thereto, as well as any other legal proceedings that may be instituted against the Company or a Target in connection with the transaction documents and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the transaction documents; (4) the inability to complete the proposed amendment to the Warrant Agreement, including due to the failure to obtain the approval of the warrant holders of the Company; (5) the inability to obtain or maintain the listing of New GTY's common stock on The Nasdaq Stock Market following the Business Combination; (6) the risk that a Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that a Target or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; (11) any government shutdown, such as the federal government shutdown which commenced in December 2018, which impacts the ability of the Targets' customers to purchase the Targets' products and services; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 relating to the Business Combination, including those under "Risk Factors" therein, and in the Company's other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.